
March 27, 2025

Brett Urban
Chief Financial Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

> **Re: BrightView Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2024**
> **File No. 001-38579**

Dear Brett Urban:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services